Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
	2007	2006
	(000’s)	(000’s)
Earnings:
Loss from continuing operations	$(18,170)	$(8,426)
Additions:
Income taxes (recovery)	(6,596)	(1,751)
Minority interest in income of consolidated subsidiaries	14,873	9,965
Fixed charges, as shown below	14,593	12,260
Distributions received from equity-method investees	—	499
	22,870	20,973
Subtractions:
Equity in income of investees	(134)	(630)
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	(134)	(630)
Earnings as adjusted	4,834	13,177
Fixed charges:
Interest on indebtedness, expensed or capitalized	8,203	6,646
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,980	1,598
Interest within rent expense	4,410	4,016
Total fixed charges	$14,593	$12,260
Ratio of earnings to fixed charges	N/A	1.07
Dollar amount deficiency	$9,759	$ N/A